Exhibit 99.1

GRANITE REIT ANNOUNCES VOTING RESULTS FROM ITS

2025 ANNUAL GENERAL MEETING OF UNITHOLDERS

June 5, 2025, Toronto, Ontario, Canada - Granite Real Estate Investment Trust (“Granite REIT” or “Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today the results of the matters voted on at its annual general meeting of unitholders held virtually earlier today (the “Meeting”). Each of the individuals nominated for election as a trustee of Granite REIT, as set out in Granite’s Management Information Circular dated April 10, 2025, were elected as set out below.

A total of 46,975,817 units (76.33% of outstanding units) were represented in person or by proxy at the Meeting.

The results of the votes held at the Meeting are as follows:

	As Trustee of Granite REIT
Nominee	Votes For	%	Votes Withheld	%
Peter Aghar	46,720,611	99.96	16,451	0.04
Robert D. Brouwer	46,718,253	99.96	18,809	0.04
Remco Daal	46,719,851	99.96	17,211	0.04
Kevan Gorrie	46,718,854	99.96	18,208	0.04
Fern Grodner	46,702,622	99.93	34,439	0.07
Kelly Marshall	46,719,233	99.96	17,829	0.04
Al Mawani	46,714,661	99.95	22,400	0.05
Sheila A. Murray	46,118,510	98.68	618,552	1.32
Emily Pang	46,687,172	99.89	49,890	0.11
Jennifer Warren	46,704,550	99.93	32,512	0.07

	Votes For	%	Votes Withheld	%
Re-appointment of Deloitte LLP as Auditor of Granite REIT	46,821,711	99.67	154,106	0.33

	Votes For	%	Votes Against	%
Non-binding advisory resolution on Granite’s approach to executive compensation	45,335,704	97.00	1,401,356	3.00

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 144 investment properties representing approximately 63.3 million square feet of leasable area.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500 granitereit.com

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval+ (SEDAR+) which can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Senior Director, Legal & Investor Services, at 647-925-7504.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500 granitereit.com